UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of November, 2005

Commission File Number 001-14487

TELE NORTE LESTE PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Norte Leste Holding Company
(Translation of Registrant's name in English)

Rua Humberto de Campos, 425 - 8º andar
Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2004

TELE NORTE LESTE PARTICIPAÇÕES S.A.

By:-_________________________
Name: Marcos Grodetsky Title: Investor Relations Officer

TNL's Announces Pricing of its Tender Offer

Rio de Janeiro, November 22, 2005 - Tele Norte Leste Participações S.A. (TNL) announced today the pricing information for its cash tender offer for up to U.S.$150,000,000 of its U.S.$300,000,000 8.00% notes due December 18, 2013 (the "Notes") (CUSIP Nos.: 879246AB2, 879246AA4 and P90369AA0; ISIN Nos. US879246AB24, US879246AA41 and USP90369AA07; Common Code Nos. 020292709 and 018258609). The offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, November 23, 2005, unless extended (such date and time, as it may be extended, the Expiration Date) or earlier terminated.

Settlement of the offer is expected to occur on the fifth business day following the Expiration Date, which is expected to be Thursday, December 1, 2005 (the "Settlement Date").

TNL will pay the Total Consideration in the manner described in the Offer to Purchase, dated October 11, 2005 (the "Offer to Purchase"), plus accrued and unpaid interest from the last interest payment date to, but excluding, the Settlement Date, for the Notes accepted pursuant to the Offer to Purchase. The table below sets forth the relevant pricing information for the Total Consideration payable for the Notes:

Reference U.S. Treasury Security	Bloomberg Reference Page	Fixed Spread	Actual Reference Yield	Tender Offer Yield	Total Consideration Per US$1000 Principal Amount of Notes
3 3/8 % U.S. Treasury note due December 15, 2008	PX5	1.90%	4.354%	6.254%	US$1,080.87

Noteholders who did not validly tender their Notes prior to 5:00 p.m., New York City time, on Wednesday, October 26, 2005, will not receive the Early Tender Premium, equal to U.S.$20 per U.S.$1,000 principal amount of Notes, which is included in the Total Consideration.

The pricing information for the Total Consideration was calculated by the Dealer Manager in the manner described in the Offer to Purchase at 2:00 p.m., New York City time, on Monday, November 21, 2005.

TNL has retained Citigroup Corporate and Investment Banking to act as Dealer Manager for the Offer and Global Bondholder Services Corporation to act as the depositary and information agent for the Offer.

Requests for documents may be directed to Global Bondholder Services Corporation by telephone at +1 (866) 470-4200 (in the United States) or +1 (212) 430-3774 or in writing at Global Bondholder Services Corporation 65 Broadway – Suite 704, New York, New York 10006, Attn. Corporate Actions. These documents contain important information, and holders should read them carefully before making any investment decision. Questions regarding the Offer may be directed to Citigroup Corporate and Investment Banking at +1 (800) 558-3745 (in the United States) or +1 (212) 723-6108 (outside the United States, call collect) or in writing at Citigroup Corporate and Investment Banking, Liability Management Group, 390 Greenwich Street, 4th Floor, New York, New York 10013.

This announcement is not an offer to purchase, nor a solicitation of an offer to purchase, nor a solicitation of tender with respect to, any Notes. The Offer is being made solely upon the terms, and subject to the conditions, set forth in the Offer to Purchase and the related Letter of Transmittal.